[redacted]

07007549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52615

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2006 (MM/DD/YY) AND ENDING March 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Korea Investment & Securities America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Kelby Street 11th Floor
(No. and Street)

Fort Lee (City) NJ (State) 07024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hun Koo Kang 201-592-0631 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEJONG LLP
(Name – *if individual, state last, first, middle name*)

1270 Broadway, Suite 305 (Address) New York (City) NY (State) 10001 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 30 2007
WASH, D.C.
200

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hun Koo Kang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Korea Investment & Securities America, Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH A. CHECCHIA
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 4/13/2008

Notary Public

Signature

Managing Director

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOREA INVESTMENT & SECURITIES AMERICA, INC.

(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2007

(With Independent Auditors' Report Thereon)

sejong LLP
integrity·trust·professionalism
1270 Broadway Suite 305 New York, NY 10001 T. 212.695.6770 | F. 212.695.1969
www.sejongLLP.com

Independent Auditors' Report

The Board of Directors
Korea Investment & Securities America, Inc.:

We have audited the accompanying statement of financial condition of Korea Investment & Securities America, Inc. (a wholly owned subsidiary of Korea Investment & Securities Co., Ltd.), as of March 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Korea Investment & Securities America, Inc. as of March 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SEJONG LLP

April 20, 2007

sejong LLP
integrity·trust·professionalism

1270 Broadway Suite 305 New York, NY 10001 T. 212.695.6770 | F. 212.695.1969
www.sejongLLP.com

Independent Auditors' Report

The Board of Directors
Korea Investment & Securities America, Inc.:

We have audited the accompanying statement of financial condition of Korea Investment & Securities America, Inc. (a wholly owned subsidiary of Korea Investment & Securities Co., Ltd.), as of March 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Korea Investment & Securities America, Inc. as of March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

SEJONG LLP

April 20, 2007

KOREA INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2007

Assets		
Cash and cash equivalents	$	800,707
Commission receivable (note 2)		104,716
Securities owned, at market value:		
Mutual funds		3,480,292
Fixed assets, net (note 3)		6,890
Other assets		109,653
	$	4,502,258
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses and other payable (note 4)	$	348,957
Commitment (note 6)		
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 100 shares		1
Additional paid-in capital		2,999,999
Retained earnings		1,153,301
Total stockholder's equity		4,153,301
	$	4,502,258

See accompanying notes to financial statements.

KOREA INVESTMENT & SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
Korea Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

March 31, 2007

(1) Organization and Summary of Significant Accounting Policies

Korea Investment & Securities America, Inc., (the "Company") was incorporated on April 18, 2000 under the laws of the State of Delaware to conduct a securities business in the United States. The Company, a wholly owned subsidiary of Korea Investment & Securities Co., Ltd., (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD) since January 23, 2001. The Company has changed its name to Korea Investment & Securities America, Inc. in June 2005.

The Company engages primarily in broker and dealer transactions of Korean securities, and the underwriting of Korean debt and equity securities. Its principal customers are the U.S. institutions investing in the emerging markets. The major source of income is commission income from its brokerage services.

The Company has a clearing agreement with its Parent whereby the Parent clears Korean securities transactions for the Company and its customers and carries such accounts on a fully disclosed basis as customers of the Parent. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

(a) Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less at the time of purchase to be cash equivalents.

(b) Depreciation

Furniture and fixtures, office equipment, and automobile are depreciated using the straight-line method over their estimated useful lives.

(c) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) Use of Estimates in the Preparation of a Statement of financial condition

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company executes a substantial portion of its sales and purchase of Korean securities through the Parent. With respect to these transactions, commission receivable from the Parent as of March 31, 2007 amounted to approximately $105,000

(3) Fixed Assets

Fixed assets, at cost, as of March 31, 2007 are summarized as follows:

Furniture and fixtures	$	5,706
Office equipment		29,761
		35,467
Less accumulated depreciation		(28,577)
	$	6,890

(4) Income Taxes

The tax effect of temporary difference that gives rise to significant portion of the deferred tax liability at March 31, 2007 is presented below:

Deferred tax liability:		
Unrealized gains on securities	$	(94,940)
Total gross deferred liability	$	(94,940)

There was no change in valuation allowance for the year ended March 31, 2007.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(5) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, and the related rule of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At March 31, 2007, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $451,269. The Company's percentage of aggregate indebtedness to net capital was 56.29%.

(6) Commitment

The Company leases its office under a noncancelable operating lease which expires on June 15, 2012.

At March 31, 2007, the future minimum lease payments required under the noncancelable operating lease are approximately as follows:

Year ending March 31:		
2008	$	61,000
2009		61,000
2010		61,000
2011		61,000
2012		61,000
Thereafter		13,000
Total minimum lease payments	$	318,000

The rental expense for the year ended March 31, 2007 was approximately $55,000.

sejong LLP
integrity·trust·professionalism
1270 Broadway Suite 305 New York, NY 10001 T. 212.695.6770 | F. 212.695.1969
www.sejongLLP.com

Independent Auditors' Report
on Internal Control Pursuant to SEC Rule 17a-5

The Board of Directors
Korea Investment & Securities America, Inc.:

In planning and performing our audit of the financial statements of Korea Investment & Securities America, Inc. (the Company) as of and for the year ended March 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SEJONG LLP

April 20, 2007

END